FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Letter addressed to Bombay Stock Exchange Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: August 2, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

August 2, 2006

Mr. Sanjiv Kapur
General Manager - Department of Corporate Services
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers, 1st Floor
Dalal Street
Mumbai 400 001

Dear Sir,

Change in the Statutory Auditors of ICICI Bank Limited

The Twelfth Annual General Meeting (AGM) of the Members of ICICI Bank Limited was held on July 22, 2006 at Vadodara. All the items as contained in the Notice of AGM dated June 16, 2006 have been approved by the requisite majority. A copy of the Notice is enclosed for your reference.

We have to inform you that S.R. Batliboi & Company, Chartered Accountants, have been statutory auditors of the Company for the previous four consecutive years, which is the maximum term for the statutory auditors of banking companies, as per the circular dated August 17, 1994, issued by Reserve Bank of India (RBI). BSR & Company, Chartered Accountants, are appointed as statutory auditors of the Company, in place of retiring auditors, S.R. Batliboi & Company, Chartered Accountants. Their appointment has been approved by Reserve Bank of India vide letter no. DBS.ARSNo. 15199/08:27.005/2005-06 dated April 23, 2006.

Yours faithfully,

/s/ Nilesh Trivedi

Nilesh Trivedi